    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1996
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                 SCHEDULE 13E-3

                                AMENDMENT NO. 1

                        RULE 13-E TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           -------------------------

                          LEVI STRAUSS ASSOCIATES INC.
                                (NAME OF ISSUER)

                          LEVI STRAUSS ASSOCIATES INC.
                               LSAI HOLDING CORP.
                             LSAI ACQUISITION CORP.
                                ROBERT D. HAAS
                              PETER E. HAAS, SR.

                       (NAME OF PERSONS FILING STATEMENT)

COMMON STOCK, $0.10 PAR VALUE            (CUSIP NUMBER OF CLASS OF SECURITIES)
(TITLE OF CLASS OF SECURITIES)

                           -------------------------

    JAY A. MITCHELL, ESQ.              ROBERT D. HAAS                   ROBERT D. HAAS
                                     PETER E. HAAS, SR.
LEVI STRAUSS ASSOCIATES INC.         LSAI HOLDING CORP.              LSAI ACQUISITION CORP.
       LEVI'S PLAZA                C/O HELLMAN & FRIEDMAN            C/O HELLMAN & FRIEDMAN
   1155 BATTERY STREET         ONE MARITIME PLAZA, SUITE 1200    ONE MARITIME PLAZA, SUITE 1200
 SAN FRANCISCO, CA  94111         SAN FRANCISCO, CA 94111           SAN FRANCISCO, CA  94111

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                           -------------------------

                                   COPIES TO:

  PATRICIA A. VLAHAKIS, ESQ.                       ROBERT E. SPATT, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ                  SIMPSON THACHER & BARTLETT
     51 WEST 52ND STREET                           425 LEXINGTON AVENUE
     NEW YORK, NY  10019                            NEW YORK, NY 10017

                               February 14, 1996

(Date Information Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  / /  A tender offer.

d.  /X/  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

================================================================================
                    TRANSACTION VALUATION   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                    $2,569,943,765/*/           $513,989
--------------------------------------------------------------------------------
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Filing Parties:           Levi Strauss Associates Inc., LSAI Holding Corp., and
                          LSAI Acquisition Corp.
Form on Registration No.: Schedule 13E-3
Date Filed:               February 14, 1996
Amount Previously Paid:   $450,559
--------------------------------------------------------------------------------

* For purposes of calculation of the filing fee only. This transaction relates to the merger (the "Merger") of a wholly owned subsidiary of LSAI Holding Corp. ("Holdings") with and into Levi Strauss Associates Inc. (the "Company"). The "Transaction Valuation" amount referenced above is based upon the product of (i) 9,697,901, the number of outstanding shares of Class E Common Stock, par value $0.10 per share ("Class E Shares") and Class L Common Stock, par value $0.10 per share ("Class L Shares" and together with the Class E Shares, the "Shares") of the Company (not including Shares held in the treasury of the Company or which, prior to consummation of the Merger, will be owned by Holdings) and (ii) $265, the cash price per Share to be paid in the Merger. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent. On February 14, 1996, a filing fee of $450,559 was paid in connection with the initial filing of this
  Schedule 13E-3. Such filing fee was based upon the exchange of 8,501,095 Shares in the Merger at the same $265 cash price. However, because an additional 1,196,806 Shares are expected to be exchanged in the Merger, an additional filing fee of $63,430, equal to 1/50th of one percent of the product of (i) 1,196,806 and (ii) $265, rounded up to the nearest dollar, has been paid with the filing of this Amendment No. 1.

         This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Statement") originally filed by Levi Strauss Associates Inc., a Delaware corporation ("LSAI" or the "Company"), LSAI Holding Corp., a Delaware corporation ("Holdings"), and LSAI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdings ("Merger Sub") on February 14, 1996, which Statement relates to an Agreement and Plan of Merger, dated as of February 8, 1996, among LSAI, Holdings, and Merger Sub (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into LSAI (the "Merger" or the "Transaction"), with the result that LSAI will become a wholly owned subsidiary of Holdings. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Statement. The Statement, and this Amendment No. 1, are also being filed by Mr. Robert D. Haas and Mr. Peter
E. Haas, Sr.; however, neither Robert D. Haas nor Peter E. Haas, Sr. concedes, by virtue of having filed the Statement or any amendment thereto, that he is or should be deemed to be engaged in a Rule 13e-3 Transaction in an individual capacity, or in any manner other than through his interest in Holdings as described herein. A Supplement to the Information Statement (the "Supplement"),which amends and supplements the Information Statement filed as Exhibit (d)(1) to the Statement, is filed with this Amendment No. 1 as Exhibit
(d)(2) to the Statement.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement and the Supplement of the information required to be included in response to the items of this Statement. The information in the Information Statement and the Supplement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement and the Supplement.

                             CROSS-REFERENCE SHEET


    ITEM IN
SCHEDULE 13E-3     WHERE LOCATED IN INFORMATION STATEMENT OR SUPPLEMENT*
--------------     ----------------------------------------------------

Item 1(a) "AVAILABLE INFORMATION" and "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- LSAI"

Item 1(b) Cover Page; "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Securities of LSAI"

Item 1(c) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Market for Shares" and " -- Valuation of Shares"

Item 1(d) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Dividends Paid on the Shares"

Item 1(e)          **

Item 1(f) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI"

Item 2(a) - (d),   Appendix D
      (g)

Item 2(e) - (f)    **

Item 3(a)(1)       **

Item 3(a)(2)       "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 3(b)          "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 4(a)          "THE MERGER"

Item 4(b) "SPECIAL FACTORS -- Background of the Merger", " --Purpose, Structure and Reasons for the Merger" and " -- Certain Effects of the Merger; Operations of the Company After the Merger"

Item 5(a)-(b)      **

Item 5(c) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and "THE MERGER -- Terms of the Merger"

Item 5(d)          "CERTAIN INFORMATION -- Dividends Paid on the Shares";
                   "FINANCING OF THE MERGER"

Item 5(e) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and " -- Certain Effects of the Merger; Operations of the Company After the Merger"

Item 5(f)          **

Item 5(g)          "SPECIAL FACTORS -- Certain Effects of the Merger;
                   Operations of the Company After the Merger" and "Current Information; No Periodic Reporting"

Item 6(a)-(c) "FINANCING OF THE MERGER" and, in the Supplement,"Financing of the Merger"

Item 6(d)          **

Item 7(a)-(c)      "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 7(d)          "SPECIAL FACTORS -- Certain Effects of the Merger;
                   Operations of the Company After the Merger" and " -- Certain Federal Income Tax Consequences"

Item 8(a)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations" and, in the Supplement, "Fairness of the Merger"

Item 8(b)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations", " -- Opinion of Financial Advisor" and, in the Supplement, "Fairness of the Merger"

Item 8(c)          "SPECIAL FACTORS -- Background of the Merger"

Item 8(d)          "SPECIAL FACTORS -- Background of the Merger",
                   " -- Fairness of the Transaction; Recommendations" and " -- Opinion of Financial Advisor"

Item 8(e)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations"

Item 8(f)          **

Item 9(a)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations" and " -- Opinion of Financial Advisor"

Item 9(b)          "SPECIAL FACTORS -- Background of the Merger",
                   " -- Opinion of Financial Advisor" and, in the Supplement, "November 1995 Morgan Stanley Valuation"

Item 9(c) "SPECIAL FACTORS -- Opinion of Financial Advisor" and, in the Supplement, "November 1995 Morgan Stanley Valuation"

Item 10(a) "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LSAI -- Principal Stockholders"

Item 10(b) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI" and Appendix E

Item 11 "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger", "THE MERGER" and "CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF LSAI"

Item 12(a)-(b)     "SPECIAL FACTORS -- Background of the Merger",
                   " -- Fairness of the Transaction; Recommendations" and, in the Supplement, "Fairness of the Merger"

Item 13(a)         "RIGHTS OF DISSENTING STOCKHOLDERS" and Appendix C

Item 13(b) - (c)   **

Item 14(a)         ***

Item 14(b) "CERTAIN PRO FORMA FINANCIAL INFORMATION" and "SELECTED PRO FORMA PROJECTED FINANCIAL INFORMATION"

Item 15            **

Item 16            **

Item 17(a)         **

Item 17(b)         Appendix B

Item 17(c)         Appendix A

Item 17(d)         **

Item 17(e)         Appendix C

Item 17(f)         **


----------
  * Unless otherwise indicated, all cross-references are to the Information Statement.

 ** The Item is inapplicable or the answer thereto is in the negative.

*** The information requested by this Item is not found in the Information
    Statement or the Supplement.

     By this Amendment No. 1, the Statement is hereby amended and supplemented as set forth below:


ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

             Section (f) of Item 1 is hereby amended by adding the following thereto:


   (f) Robert D. Haas has made the following purchases of securities of LSAI since the beginning of LSAI's second full fiscal year preceding the date of this Statement: 375 Class E Shares at a price of $114 per Share during the first quarter of fiscal 1994; 1,304 Class E Shares at a price of $129 per Share during the third quarter of fiscal 1994; 393 Class E Shares at a price of $134 per Share during the first quarter of fiscal 1995; and 1,221 Class E Shares at a price of $157 per Share during the third quarter of fiscal 1995. All of such purchases were made pursuant to LSAI's Employee Stock Purchase and Stock Award Plan. Peter E. Haas, Sr. purchased no securities of LSAI during such period.


ITEM 2.      IDENTITY AND BACKGROUND.

             Item 2 is hereby amended and restated in its entirety as follows:

             This Statement is filed jointly by LSAI, the issuer of the securities which are the subject of the 13e-3 transaction, Holdings, Merger Sub, Mr. Robert D. Haas and Mr. Peter E. Haas, Sr. Holdings and Merger Sub are each corporations organized under the laws of the State of Delaware. Holdings and Merger Sub have been organized for the purpose of consummating the Transaction and have no other business activities. The address of each of Holdings and Merger Sub is c/o Hellman and Friedman, One Maritime Plaza, Suite 1200, San Francisco, California 94111. The business address of Messrs. Haas is Levi Strauss Associates Inc., Levi's Plaza, 1155 Battery Street, San Francisco, CA, 94111. Neither Robert D. Haas nor Peter E. Haas, Sr. concedes, by virtue of having filed the Statement or any amendment thereto, that he is or should be deemed to be engaged in a Rule 13e-3 Transaction in an individual capacity, or in any manner other than through his interest in Holdings as described herein.

  (a)-(d),   The information set forth in Appendix D to the
  (g)        Information Statement is incorporated herein by reference.

  (e)-(f)    Negative.

ITEM 6.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 6 is hereby amended and restated in its entirety as follows:

  (a)-(c) The information set forth in (i) the Information Statement under the caption "FINANCING OF THE MERGER" and (ii) the Supplement under the subcaption "Financing of the Merger" is incorporated herein by reference.

  (d)        Not applicable.

ITEM 7.      PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

             Section (d) of Item 7 is hereby amended by adding the following thereto:

  (d) Mr. Robert D. Haas, who currently owns shares of Class L Common Stock, par value $0.10 per share, of LSAI ("Class L Shares"), and shares of Class E Common Stock, par value $0.10 per share, of LSAI ("Class E Shares," and together with the Class L Shares, the "Shares"), and Mr. Peter E. Hass, Sr., who currently owns Class L Shares, will, as a result of the Merger, no longer own such securities directly and, accordingly, their direct interest in the net book value and net earnings of LSAI will fall to zero. Messrs. Haas will continue to hold indirect interests in LSAI through their respective interests in Holdings following the Merger, although it is not currently possible to estimate the size of these indirect interests. To the extent Messrs. Haas hold Shares immediately prior to the consummation of the Merger, they will receive cash for those Shares as a result of the Merger (in the case of Robert D. Haas, all such Shares will be Class E Shares).

ITEM 8.      FAIRNESS OF THE TRANSACTION.

             Sections (a) and (b) of Item 8 are hereby amended and restated in their entirety as follows:

  (a) The information set forth in (i) the Information Statement under the caption "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" and (ii) the Supplement under the subcaption "Fairness of the Merger" is incorporated herein by reference.

  (b) The information set forth in (i) the Information Statement under the captions "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" and " -- Opinion of the Financial Advisor" and
             (ii) the Supplement under the subcaption "Fairness of the Merger" is incorporated herein by reference.


ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

             Item 9 is hereby amended and restated in its entirety as follows:

  (a) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger,"
             "-- Fairness of the Transaction; Recommendations" and "-- Opinion of Financial Advisor" is incorporated herein by reference.

  (b) The information set forth in (i) the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and " -- Opinion of Financial Advisor" and (ii) the Supplement under the subscription "November 1995 Morgan Stanley Valuation" is incorporated herein by reference.

  (c) The information set forth in (i) the Information Statement under the caption "SPECIAL FACTORS -- Opinion of Financial Advisor" and (ii) the Supplement under the subcaption "November 1995 Morgan Stanley Valuation" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

             Item 12 is hereby amended and restated in its entirety as follows:

  (a)-(b) The information set forth in (i) the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger", and " -- Fairness of the Transaction; Recommendations" and (ii) the Supplement under the subcaption "Fairness of the Merger" is incorporated herein by reference.

ITEM 14.     FINANCIAL INFORMATION.

             Section (a) of Item 14 is hereby amended and restated in its entirety as follows:

  (a) The information set forth in LSAI's Annual Report on Form 10-K for the year ended November 26, 1995; LSAI's Annual Report on Form 10-K for the year ended November 27, 1994; and LSAI's Annual Report on Form 10-K for the year ended November 28, 1993; and LSAI's Quarterly Reports on Form 10-Q for the quarters ended February 26, 1995, May 28, 1995 and August 27, 1995 are incorporated herein by reference.

ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.

             Item 17 is hereby amended by renumbering the existing Exhibit (d) as Exhibit (d)(1), and by adding the following thereto:

(b)(3)       Presentation of Morgan Stanley & Co. Incorporated

(b)(4)       Opinion of Morgan Stanley & Co. Incorporated

(d)(2)       Supplement to Information Statement.

                                   SIGNATURE
                                   ---------

        AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS AMENDMENT IS TRUE, COMPLETE AND CORRECT.


                                        LEVI STRAUSS ASSOCIATES INC.


                                        By:  /s/ Joseph M. Maurer
                                             ------------------------
                                             Name: Joseph M. Maurer
                                             Title: Vice President and Treasurer

                                        LSAI HOLDING CORP.


                                        By:  /s/ Robert D. Haas
                                             ------------------------
                                             Name: Robert D. Haas
                                             Title: President


                                        LSAI ACQUISITION CORP.


                                        By:  /s/ Robert D. Haas
                                             ------------------------
                                             Name: Robert D. Haas
                                             Title: President


                                        ROBERT D. HAAS


                                        By:  /s/ Robert D. Haas
                                             ------------------------

                                        PETER E. HAAS, SR.

                                        By:  /s/ Peter E. Haas, Sr.
                                             ------------------------
     Date:  March 13, 1996

                                 EXHIBIT INDEX

The Exhibit Index is hereby amended by renumbering the existing Exhibit (d) as Exhibit (d)(1) and adding the following thereto:



        (b)(3)   Presentation of Morgan Stanley & Co.
                 Incorporated

        (b)(4)   Opinion of Morgan Stanley & Co. Incorporated

        (d)(2)   Supplement to Information Statement.